FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2007

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

ICA ANNOUNCES RECEIPT OF US$ 308 MILLION FOR THE EL CAJON HYDROELECTRIC PROJECT

•     Both turbines, with a generating capacity of 750MW, are in commercial operation

•      All the project’s debt has been repaid

Mexico City, September 10, 2007 – Empresas ICA, S.A. de C.V. (BMV and NYSE: ICA) announced that the Federal Electricity Commission (CFE) is now operating on a commercial basis both turbogenerating units of the El Cajón Hydroelectric Project, with a total capacity of 750MW.

With the delivery of the second unit, which is undergoing tests, the CFE has made a payment of US$308 million, in accordance with the contract. All remaining debt related to the project, totaling US$395 million, has been paid, using a US$175 million reserve for payment of the 144A bond, which was created with proceeds from the first payment last February, and the majority of the payment just received.

Currently, total project revenues are US$873 million, and payments received total US$833 million. Various matters continue to be in a process of conciliation and negotiation; as a result the project contract has not yet been finalized.

“The second payment received today is the first step towards the finalization and contractual completion of the project. There are several pending issues that need to be resolved with the CFE. We continue to be in discussions with the client in order to reach agreements on these issues and to complete the definitive finalization of the contract,” said Dr. José Luis Guerrero, CEO of ICA.

For more information contact:
Alonso Quintana (5255) 5272 9991 x 3653 alonso.quintana@ica.com.mx	In the United States: Zemi Communications
Paloma Grediaga (5255) 5272 9991 x 3664 paloma.grediaga@ica.com.mx	Daniel Wilson (212) 689 9560 dbmwilson@zemi.com
Berenice Muñoz (5255) 5272 9991 x 3678 berenice.munoz@ica.com.mx	Liliana Toro (212) 689 9560 liliana.toro@zemi.com

PRESS RELEASE

Constructora Internacional de Infraestructra, S.A. de C.V. (CIISA) is the consortium responsible for the execution and financing of El Cajón Hydroelectric Project. The consortium members are Promotora e Inversora Adisa, S.A. de C.V. and Ingenieros Civiles Asociados S.A. de C.V., both subisidiaries of ICA, Energomachexport Power Machines, and La Peninsular Compañia Constructora, S.A. de C.V.

Empresas ICA was founded in 1947. ICA’s principal lines of business are construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx.

Energomachexport Power Machines is a leading Russian company in the sale of equipment for the production, transmission, and distribution of electric power, as well as gas-pumps, transportation, and railway equipment. Energomachexport has 35 years experience in the development of complex power projects and delivery of equipment to countries around the world. Visit www.energomachexport.com

La Peninsular Compañía Constructora, S.A. de C.V. is a Mexican company founded in 1978, and is providing civil construction resources for the project.

INVESTOR RELATIONS	www.ica.com.mx	2/2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 10, 2007

Empresas ICA, S.A. de C.V.
/s/ JOSE LUIS GUERRERO
Name: Dr. José Luis Guerrero
Title: Chief Executive Officer